Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4) and related Preliminary Joint Proxy Statement/Prospectus of Delek US Holdings, Inc. for the registration of 86,210,601 shares of its common stock and to the incorporation by reference therein of our reports dated February 27, 2017, with respect to the consolidated financial statements and schedule of Delek US Holdings, Inc., and the effectiveness of internal control over financial reporting of Delek US Holdings, Inc., incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Nashville, Tennessee
February 27, 2017